Exhibit 99.17

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                                                         Name and Address of Company

Cronos Group Inc. (“Cronos”)

76 Stafford Street, Suite 302

Toronto, Ontario M6J 2S1

Item 2.                                                         Date of Material Change

September 25, 2017.

Item 3.                                                         News Release

The news release with respect to the material change referred to in this report, which is attached as Schedule A, was disseminated on September 26, 2017 through the facilities of Marketwired.

Item 4.                                                         Summary of Material Change

On September 26, 2017, Cronos announced that it had closed its previously announced non-brokered private placement offering of approximately 6,666,667 common shares at a price of CAD$2.25 per share for total gross proceeds of approximately CAD$15,000,000.

Item 5.                                                         Full Description of Material Change

Cronos closed its previously announced non-brokered private placement of approximately 6,666,667 common shares at a price of CAD$2.25 per share (the “Offered Shares”) for total gross proceeds of approximately CAD$15,000,000 (the “Offering”). The net proceeds from the Offering will primarily be used for working capital and general corporate purposes and to fund the continued expansion of Cronos’ production capacity.

The Offered Shares are subject to a statutory hold period lasting four months and one day following the closing of the Offering. The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX Venture Exchange, and such further restrictions as may apply under foreign securities laws.

William Hilson, CFO of Cronos and an insider as defined in Policy 1.1 of the TSX-V, subscribed for 17,567 common shares (the “Insider Shares”) in the Offering. Such subscription constitutes a related party transaction within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and Policy 5.9 — Protection of Minority Security Holders in Special Transactions of the TSX-V (the “Related Party Transaction”). In connection with the Related Party Transaction, the Company is relying on the exemptions from the formal valuation and minority approval requirements under MI 61-101. The Company is exempt from the formal valuation requirement of MI 61-101 in reliance on section 5.5(b) of MI 61-101 as no securities of the Company are listed or quoted on the Toronto Stock Exchange, Aequitas NEO Exchange Inc., the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada. Additionally, the Company is exempt from the minority shareholder approval requirement under MI 61-101 in reliance on section 5.7(1)(a) of MI 61-101 as neither the fair market value of the Insider Shares nor the fair market value of the consideration therefor exceeds 25% of the Company’s market capitalization. Members of the Board of Directors of the Company unanimously approved the Offering and the Related Party Transaction. The Company did not file a material change report 21 days prior to closing of the Offering as the details of the participation of insiders of the Company in the Offering had not been confirmed at that time.

For additional details regarding the material change described herein, please see the news release attached as Schedule A.

Item 6.                                                         Reliance on Section 7.1(2) or (3) of Regulation 51-102 respecting continuous disclosure obligations

N/A

Item 7.                                                         Omitted Information

None.

Item 8.                                                         Executive Officer

The following executive officer is knowledgeable about the material change and this report:

Michael Gorenstein

Director and Chief Executive Officer

Tel: (416) 504-0004

Item 9.                                                         Date of Report

September 29, 2017.

SCHEDULE A

(see attached)

Cronos Announces Closing of Non-Brokered Private Placement

TORONTO, Sept. 26, 2017 /CNW/ - Cronos Group Inc. (TSX-V: MJN) (OTC — Nasdaq International Designation: PRMCF) (“Cronos Group” or the “Company”) is pleased to announce the closing of its non-brokered private placement of approximately 6,666,667 common shares at a price of CAD$2.25 per share, following an upsizing from 4,444,444 common shares after increased investor demand (the “Offering”). The issuance by the Company for the Offering results in total gross proceeds of approximately CAD$15,000,000. The net proceeds from the Offering will primarily be used for working capital and general corporate purposes and to fund the continued expansion of the Company’s production capacity.

“We are extremely fortunate to have investors that share our vision and are focused on the long term. Our strategic capital partners add intangible value that doesn’t show up on the balance sheet,” said Mike Gorenstein, CEO of Cronos.

William Hilson, Chief Financial Officer of the Company and an insider as defined in Policy 1.1 of the TSX-V, subscribed for 17,567 common shares (the “Insider Shares”) in the Offering. Such subscription constitutes a related party transaction within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and Policy 5.9 — Protection of Minority Security Holders in Special Transactions of the TSX-V (the “Related Party Transaction”). In connection with the Related Party Transaction, the Company is relying on the exemptions from the formal valuation and minority approval requirements under MI 61-101. The Company is exempt from the formal valuation requirement of MI 61-101 in reliance on section 5.5(b) of MI 61-101 as no securities of the Company are listed or quoted on the Toronto Stock Exchange, Aequitas NEO Exchange Inc., the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada. Additionally, the Company is exempt from the minority shareholder approval requirement under MI 61-101 in reliance on section 5.7(1)(a) of MI 61-101 as neither the fair market value of the Insider Shares nor the fair market value of the consideration therefor exceeds 25% of the Company’s market capitalization. Members of the Board of Directors of the Company unanimously approved the issuance of the Insider Shares and the Related Party Transaction. The Company did not file a material change report 21 days prior to its completion as the details of the participation of insiders of the Company in the Offering had not been confirmed at that time.

All securities issued in connection with the Offering are subject to a regulatory hold period of four months and a day in accordance with the rules and policies of the TSX Venture Exchange and applicable Canadian securities laws, and such further restrictions as may apply under foreign securities laws. Completion of the financing is subject to final approval of the TSX Venture Exchange.

About Cronos Group

Cronos Group is a geographically diversified and vertically integrated cannabis company that operates two wholly-owned Licensed Producers (“LPs”) regulated within Health Canada’s Access to Cannabis for Medical Purposes Regulations (the “ACMPR”) and holds a portfolio of minority investments in other Licensed Producers. The Company’s flagship LPs, Peace Naturals Project Inc. (Ontario) and In The Zone

Produce Ltd. (British Columbia), are collectively situated on over 125 acres of agricultural, licensed land. Cronos Group is focused on building an international iconic brand portfolio, providing patients with compassionate and personalized care, and creating value for our shareholders.

Forward-looking statements

This news release may contain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation. All information contained herein that is not clearly historical in nature may constitute forward-looking information. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements. This news release contains information obtained by Cronos Group from third parties. Cronos Group believes such information to be accurate but has not independently verified such information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please visit www.thecronosgroup.com.

SOURCE Cronos Group Inc.

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http://www.newswire.ca/en/releases/archive/September2017/26/c1893.html

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For further information: Michael Krestell, Investor & Media Relations, TEL: 647-274-3655, E-mail: michael@thecronosgroup.com

CO: Cronos Group Inc.

CNW 08:00e 26-SEP-17